February 14, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sirimal R. Mukerjee

Re: RLJ Acquisition, Inc. (the “Company”)
File No. 333-170947
Registration Statement on Form S-1

Ladies and Gentlemen:

The undersigned, as representative of the several underwriters, hereby withdraw its request that the effective date of the Company’s registration statement referred to above be accelerated by the Securities and Exchange Commission.

[Signature page follows]

Sincerely,

LAZARD CAPITAL MARKETS LLC Acting As Representative of the several Underwriters
c/o LAZARD CAPITAL MARKETS LLC 30 Rockefeller Plaza New York, New York 10020

By: LAZARD CAPITAL MARKETS LLC

By: /s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr.
Title: Managing Director

Signature Page – Withdrawal of Acceleration Request